Item 77D - 	Deutsche Multisector Income Fund
(formerly known as Deutsche
Unconstrained Income Fund) (a
series of Deutsche Income Trust)
(the "Fund")

Effective October 2, 2017, the following changes occurred for the Fund:

Name Change

Deutsche Unconstrained Income Fund was renamed
Deutsche Multisector Income Fund.

Principal Investment Strategy Changes

The Fund's principal investment strategy was amended as follows:

Main investments. Under normal circumstances, the fund invests mainly in a multi-sector portfolio of domestic and foreign fixed income securities. The fund's investment sectors include, but are not limited to: (i) government notes and bonds; (ii) corporate bonds, including high-yield/high-risk
(junk) bonds; (iii) commercial loans and commercial and residential mortgage- backed securities; (iv) asset-backed securities; (v) convertible securities and preferred stock; (vi) emerging markets debt; and (vii) adjustable rate loans that have a senior right to payment ("senior loans") and other floating rate debt securities. The fund may invest in some or all of the above sectors and it is not limited in the amount it can invest in any one sector. Allocations to each sector will vary over time. The fund may also invest in exchange traded funds ("ETFs") and dividend-paying common stocks. The credit quality of the fund's investments may vary; the fund may invest up to 100% of total assets in investment-grade fixed income securities or even up to 100% in below investment grade fixed income securities, which are those below the fourth highest credit rating category (that is, grade BB/Ba and below). The fund may invest in fixed income securities of any maturity or duration. Because the fund may invest in fixed income securities of varying maturities, the fund's dollar-weighted average effective portfolio maturity will vary. As of December 31, 2016, the fund had a dollar-weighted average effective portfolio maturity of 5.93 years.
In determining the dollar-weighted average effective portfolio maturity, portfolio management uses a security's stated maturity or, if applicable, an earlier date on which portfolio management believes it is probable that the security will be repaid pursuant to a maturity-shortening feature of the security. Portfolio management might use a security's effective maturity where, for example, market conditions favor a buyer exercising a put option (i.e., an option to sell a bond back to the issuer prior to its maturity) or an issuer exercising a call option (i.e., an option to redeem a bond prior to its maturity) or a principal prepayment provision
(i.e., a provision allowing an issuer to repay principal before the stated maturity date). A security's effective maturity can be substantially shorter than its stated maturity.
The fund may also invest in affiliated mutual funds. The fund may invest up to 5% of net assets in shares of Deutsche Floating Rate Fund, which invests primarily in senior loans.
Management process. In deciding which types of securities to buy and sell, portfolio management typically weighs a number of factors against each other, from economic outlooks and possible interest rate movements to changes in supply and demand within the fixed income securities market.
In choosing individual fixed income securities, portfolio management considers how they are structured and uses independent analysis of issuers' creditworthiness. Total return is a combination of capital appreciation and current income.
The fund may invest from time to time in ETFs that are managed by affiliates of the Advisor, including, but not limited to, series of DBX ETF
Trust, which are managed by DBX Advisors LLC.
Deutsche Investment Management Americas Inc.
and DBX Advisors LLC are subsidiaries of Deutsche Bank AG. The fund may also invest in securities of unaffiliated ETFs.